UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Peregrine Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

713661502

(CUSIP Number)

John S. Stafford, III

c/o Ronin Trading, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 713661304

1.	Names of Reporting Person. John S. Stafford, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,310,652(1)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 3,310,652(1)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,310,652 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 7.3%

14.	Type of Reporting Person (See Instructions): IN

(1)     Includes 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock.  Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. beneficially owned by Ronin Trading, LLC.

CUSIP No. 713661304

1.	Names of Reporting Person. Ronin Trading, LLC 32-0400192

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,310,652 (2)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 3,310,652 (2)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,310,652 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 7.3%

14.	Type of Reporting Person (See Instructions): OO

(2)    Includes 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock.  Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. beneficially owned by Ronin Trading, LLC.

CUSIP No. 713661304

1.	Names of Reporting Person. Stephen White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 714,047 (3)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 714,047 (3)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 714,047 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.6%

14.	Type of Reporting Person (See Instructions): IN

(3)     Includes 14,047 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. beneficially owned in the aggregate by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661304

1.	Names of Reporting Person. SW Investment Management LLC 81-0765824

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 714,047 (4)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 714,047 (4)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 714,047 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.6%

14.	Type of Reporting Person (See Instructions): IA, OO

(4)           Includes 14,047 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock. 203,714 shares of Common Stock (including 3,714 shares of Common Stock issuable upon conversion of 3,120 shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are held in an account separately managed by SW Investment Management LLC (the “SW Account”). 510,333 shares of Common Stock (including 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are directly beneficially owned by SWIM Partners LP. SW Investment Management LLC, as the general partner and investment adviser of SWIM Partners LP and the investment adviser to the SW Account, may be deemed to beneficially own the securities owned directly by SWIM Partners and held in the SW Account.

CUSIP No. 713661304

1.	Names of Reporting Person. SWIM Partners LP 90-0852885

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 510,333 (5)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 510,333 (5)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 510,333 (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.1%

14.	Type of Reporting Person (See Instructions): PN

(5)           Includes 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all 510,333 shares of Common Stock (including 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. beneficially owned by SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661304

1.	Names of Reporting Person. James J. Egan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 713661304

1.	Names of Reporting Person. Gregory P. Sargen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 713661304

1.	Names of Reporting Person. Brian W. Scanlan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 713661304

1.	Names of Reporting Person. Saiid Zarrabian

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 713661304

Item 1.         Security and Issuer

This Amendment No. 5 (this “Amendment”) to the Statement on Schedule 13D filed on March 2, 2017, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on March 10, 2017, Amendment No. 2 to the Statement on Schedule 13D filed on June 20, 2017, Amendment No. 3 to the Statement on Schedule 13D filed on June 29, 2017 and Amendment No. 4 to the Statement on Schedule 13D filed on July 14, 2017 (as amended, the “Schedule 13D”), filed on behalf of John S. Stafford, III, Ronin Trading, LLC, Stephen White, SW Investment Management LLC, SWIM Partners LP, James J. Egan, Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian relating to the Common Stock, par value $0.001 per share, of Peregrine Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 14282 Franklin Avenue, Tustin, California 92780. The Schedule 13D is hereby further amended and supplemented as follows:

Item 2.         Identity and Background

Items 2(a) through 2(f) of the Schedule 13D are amended to read as follows:

(a)                                 Name:  John S. Stafford, III

Ronin Trading, LLC

Stephen White

SW Investment Management LLC

SWIM Partners LP

James J. Egan

Gregory P. Sargen

Brian W. Scanlan

Saiid Zarrabian

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)                                 Business address for Reporting Persons:

John S. Stafford, III and Ronin Trading, LLC: 350 N. Orleans Street, Suite 2N, Chicago, IL 60654

Stephen White, SW Investment Management LLC and SWIM Partners LP: 737 N Michigan Avenue, Suite 2250, Chicago IL 60611

James J. Egan: 4811 Island Pond Court, Unit 805, Bonita Springs, Florida 34134

Gregory P. Sargen: c/o Cambrex Corp., 1 Meadowlands Plaza, East Rutherford, NJ 07073

Brian W. Scanlan: 17 Thornton Ferry Rd. 1, Amherst, NH 03031

Saiid Zarrabian: P.O. Box 675765, Rancho Sante Fe, CA 92067

(c)                                  John S. Stafford, III is the president, chief executive officer and manager of Ronin Trading, LLC, a Delaware limited liability company, with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL 60654. Ronin Trading, LLC is engaged in the business of proprietary trading.

Stephen White is the manager of SW Investment Management LLC, an Illinois limited liability company, with its principal place of business at 737 N Michigan Avenue, Suite 2250, Chicago IL 60611, which is the general partner and investment adviser of SWIM Partners LP, a Delaware limited partnership, and the investment adviser of the SW Account.

James J. Egan serves as a strategic advisor to Numab AG, a Swiss biotech company that develops antibody-based therapeutics with its principal place of business located at Einsiedlerstrasse 34, 8820 Wädenswil, Switzerland. Mr. Egan also currently serves as a Consultant to MSM Protein Technologies, Inc., an early drug development company, CuroNZ Ltd., a clinical stage biotechnology company, and ATEA Pharmaceuticals, Inc., an emerging biopharmaceutical company.

Gregory P. Sargen is the Executive Vice President of Corporate Development of Cambrex Corp., a Delaware corporation, with its principal place of business located at 1 Meadowlands Plaza, East Rutherford, NJ. 07073

Brian W. Scanlan is Managing Partner of Freedom Bioscience Partners, LLC, a New Hampshire limited liability company with its principal place of business located at 17 Thornton Ferry Rd. 1, Amherst, NH 03031.

Saiid Zarrabian is an advisor to Redline Capital Partners, S.A., an entity organized under the laws of Luxembourg with its principal place of business located at 26 Avenue Monterey, Luxembourg City, L-2163.

(d)                                 None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)                                   John S. Stafford, III is a citizen of the United States.

Ronin Trading, LLC is a Delaware limited liability company.

Stephen White is a citizen of the United States.

SW Investment Management LLC is an Illinois limited liability company.

SWIM Partners LP is a Delaware limited partnership.

James J. Egan is a citizen of the United States.

Gregory P. Sargen is a citizen of the United States.

Brian W. Scanlan is a citizen of the United States.

Saiid Zarrabian is a citizen of the United States.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Ronin Trading, LLC is the beneficial owner of an aggregate of 3,310,652 shares of Common Stock (including 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $13,319,595 (after giving effect to the sale of 441,595 shares of Common Stock on February 17, 2017 for $260,572,  the sale of 4,800 shares of Common Stock on March 2, 2017 for $3,263, the sale of 150,000 shares of Common Stock on March 3, 2017 for $110,515 and the sale of 46 shares of Series E Convertible Preferred Stock on March 6, 2017 for $1,028).  The aggregate consideration reflects Ronin Trading, LLC’s basis in those shares for filed income tax purposes.

203,714 shares of Common Stock (including 3,714 shares of Common Stock issuable upon conversion of 3,120 shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are held in the SW Account, which were purchased for aggregate consideration of $597,582.

SWIM Partners LP is the beneficial owner of an aggregate of 510,333 shares of Common Stock (includes 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $1,538,838 (after giving effect to the sale of 77,246 shares of Common Stock on January 5, 2017 for $23,258).

Item 4.         Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 9, 2017, Ronin Trading, LLC delivered a supplement (the “Supplemental Notice”) to that certain letter delivered by Ronin Trading, LLC to the Issuer on July 12, 2017 pursuant to which Ronin Trading, LLC nominated Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian for election to the Board of Directors (the “Board”) of the Issuer at the 2017 annual meeting of stockholders (the “Annual Meeting”). Pursuant to the Supplemental Notice, Ronin Trading, LLC notified the Issuer of its additional nomination of James J. Egan for election to the Board at the Annual Meeting, and has therefore nominated four candidates, James J. Egan, Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian for election to the Board at the Annual Meeting.

On October 10, 2017, Ronin Trading, LLC and SW Investment Management LLC (together with the other participants in their solicitation, “Ronin”) issued a press release announcing the additional nomination of Mr. Egan. Ronin also explained its frustration that the Board continues to needlessly delay the Annual Meeting, which Ronin believes benefits insiders at the expense of stockholders. Ronin noted that the Issuer’s past 15 annual meetings were held in October, making it blatantly obvious to Ronin that the Issuer is stalling as a means to entrench the incumbents and insulate them from the will of the Issuer’s stockholders. Ronin made clear that to the extent the Issuer fails to promptly call the Annual Meeting, Ronin intends to file suit in accordance with Delaware law to compel the holding of the meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 45,096,081 shares of issued and outstanding Common stock as of September 6, 2017, as reported in the Issuer’s Form 10-Q filed on September 11, 2017, and a current conversion rate of approximately 1.19 shares of Common Stock for every share of Series E Convertible Preferred Stock, with fractional shares being cashed out upon conversion.

As of the date hereof, Ronin Trading, LLC directly beneficially owns 3,310,652 shares of Common Stock, including 137,260 shares of Common Stock that may be acquired upon the conversion of 115,299 shares of Series E Convertible Preferred Stock, representing approximately 7.3% of the outstanding shares of Common Stock. Mr. Stafford, as the manager of Ronin Trading, LLC, may be deemed to beneficially own the 3,310,652 shares of Common Stock beneficially owned by Ronin Trading, LLC, representing approximately 7.3% of the outstanding shares of Common Stock.

As of the date hereof, SWIM Partners LP directly beneficially owns 510,333 shares of Common Stock, including 10,333 shares of Common Stock that may be acquired upon the conversion of 8,680 shares of Series E Convertible Preferred Stock, representing approximately 1.1% of the outstanding shares of Common Stock. As of the date hereof, 203,714 shares of Common Stock were beneficially held in the SW Account, including 3,714 shares of Common Stock that may be acquired upon the conversion of 3,120 shares of Series E Convertible Preferred Stock, representing less than 1% of the outstanding shares of Common Stock. SW Investment Management LLC, as the general partner and investment adviser of SWIM Partners LP and the investment adviser of the SW Account, may be deemed to beneficially own the 714,047 shares of Common Stock beneficially owned in the aggregate by

SWIM Partners LP and held in the SW Account, representing approximately 1.6% of the outstanding shares of Common Stock. Mr. White, as the manager of SW Investment Management LLC, may be deemed to beneficially own the 714,047 shares of Common Stock beneficially owned in the aggregate by SWIM Partners LP and held in the SW Account, representing approximately 1.6% of the outstanding shares of Common Stock.

As of the date hereof, Messrs. Egan, Sargen, Scanlan and Zarrabian did not beneficially own any shares of Common Stock.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Subsequent to the filing of Amendment No. 3 to the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s securities:

SWIM Partners LP

Common Stock:

•                                          On August 4, 2017, SWIM Partners LP purchased 16,026 shares at a price of $3.7629 per share.

•                                          On September 14, 2017, SWIM Partners LP purchased 15,000 shares at a price of $3.0673 per share.

•                                          On September 18, 2017, SWIM Partners LP purchased 7,500 shares at a price of $3.1347 per share.

•                                          On October 5, 2017, SWIM Partners LP purchased 2,500 shares at a price of $3.4181 per share.

SW Investment Management LLC (through the SW Account)

Common Stock:

•                                          On August 15, 2017, SW Investment Management LLC purchased 11,226 shares at a price of $3.2000 per share.

•                                          On September 14, 2017, SW Investment Management LLC purchased 15,000 shares at a price of $3.0546 per share.

•                                          On September 18, 2017, SW Investment Management LLC purchased 2,500 shares at a price of $3.1347 per share.

•                                          On October 5, 2017, SW Investment Management LLC purchased 2,500 shares at a price of $3.4000 per share.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On October 9, 2017, Mr. Egan entered into a Joinder Agreement (the “Joinder Agreement”) to that certain Joint Filing and Solicitation Agreement, dated July 12, 2017, pursuant to which Mr. Egan agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each party of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer. A copy of the Joinder Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Ronin Trading, LLC and SWIM Partners LP have entered into a letter agreement with Mr. Egan pursuant to which they agreed to indemnify Mr. Egan against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. A copy of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.1                        Press Release, dated October 10, 2017.

99.2                        Joinder Agreement, dated October 9, 2017.

99.3                        Indemnification Letter Agreement.

99.4                        Power of Attorney.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	October 11, 2017

RONIN TRADING, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

SW INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen White
Name:	Stephen White	/s/ Stephen White
Title:	Manager	Stephen White

SWIM PARTNERS LP

By:	/s/ Stephen White
Name:	Stephen White
Title:	Manager of General Partner

***
James J. Egan

***
Gregory P. Sargen

***
Brian W. Scanlan

***
Saiid Zarrabian

***	By:	/s/ John S. Stafford, III
John S. Stafford, III
Attorney-in-fact